Thomas Timko Vice President, Chief Accounting Officer, Controller Corporate Finance General Electric Company 41 Farnsworth Street Boston, MA 02210 T +1 617 378 5093 thomas.timko@ge.com
Via EDGAR

July 11, 2019

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re: General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 26, 2019
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed April 30, 2019
File No. 001-00035

Dear Mr. Cascio:

We are responding to your comment letter dated June 27, 2019, to Jamie S. Miller, Senior Vice President and Chief Financial Officer of General Electric Company (“GE” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Financial Statements
Note 8. Goodwill & Other Intangible Assets, page 52

1.
We note that your qualitative review of reporting units in the BHGE segment did not identify any reporting units that required an interim impairment test. However, your disclosure here and in Note 15 on page 60 discusses sustained declines in BHGE’s share price, which remains below your current carrying value. Please tell us how you considered the factors outlined in ASC 350-20-35-3 in determining that no further impairment testing was necessary.

In our most recent annual goodwill impairment test, as of July 1, 2018, the Company opted to bypass the qualitative assessment and, instead, proceeded directly to the first step of the impairment test for each of our Oil & Gas (“BHGE”) reporting units (the “Step 1 Test”), in accordance with ASC 350-20-35-3B. The Step 1 Test incorporates a combination of the income and market approaches to estimate fair value. In performing the Step 1 Test, the Company utilized a third-party valuation specialist to support management in developing the estimated fair values for each of the BHGE reporting units, including the development of market inputs (e.g. weighted-average cost of capital, market multiples, etc.). The goodwill in each of BHGE’s reporting units was deemed to be recoverable, with fair values in excess of carrying values ranging from 18% to 112%. After assessing the results of the annual impairment test for our BHGE reporting units, we determined that we would perform enhanced quarterly procedures for each of BHGE’s reporting units to evaluate the qualitative factors described in ASC 350-20-35-3C. These procedures included updating the quantitative assessment for changes in valuation inputs, such as weighted-average cost of capital, to assess the impact on the Step 1 Test and determine if the Company would perform an interim goodwill impairment test.

The Company has performed these procedures on a quarterly basis since the annual goodwill impairment test was completed as of July 1, 2018. These procedures included consideration of the nature and magnitude of any significant developments since July 1, 2018 as well as performing sensitivity analyses on key assumptions, where appropriate. In performing our quarterly procedures, the Company focused on the changes that were most likely to meaningfully impact the determination of fair value or carrying value of the BHGE reporting units. From July 1, 2018 to March 31, 2019, the most significant developments considered are summarized below:

1.
Volatility in oil prices (industry and market considerations): While the Company has observed volatility in oil prices, it has not experienced significant order cancellations or delays due to this volatility that would indicate that the projections included in the Step 1 Test would need to be revised.

2.
Changes in market-based interest rates (market considerations): Market-based interest rates, which impact the discount rates utilized in the Step 1 Test, have fluctuated since July 1, 2018; however, the Company has assessed these changes through sensitivity analysis, which indicated that the change in discount rates would not result in the fair value of BHGE’s reporting units being less than their respective carrying values.

3.
Impacts of the contemplated separation of BHGE from GE (cost factors/entity-specific events): BHGE disclosed, in a Form 8-K dated November 13, 2018, anticipated cost increases as a result of its separation from GE. However, a reasonable estimate of these additional costs was embedded in the Step 1 Test and, accordingly, this development had no impact.

4.
Actual performance against internal forecasts for BHGE (overall financial performance): Our evaluation of each reporting unit’s performance relative to plan did not identify any significant variance from projections that would indicate the projections included in the Step 1 Test would need to be revised.

5.
Volatility in BHGE’s share price (share price): As it relates to changes in BHGE’s share price in absolute terms and relative to peers, the Company does not believe that from July 1, 2018 through March 31, 2019, BHGE’s share price has experienced a sustained decline (as contemplated by ASC 350-20-35-3C(g)) that would indicate that it was more likely than not that the fair value of the BHGE reporting units are less than their respective carrying values. A summary of the key elements of the Company’s analysis are summarized below:

•	In connection with our quarterly procedures, the Company analyzed BHGE’s share performance relative to that of BHGE’s peers for the periods under assessment, which is summarized in the chart below:

•
In connection with our quarterly procedures, the Company analyzed BHGE’s share performance relative to that of the Brent Oil price and PHLX Oil Service Sector Index (OSX) (a modified market weighted index composed of companies involved in the oil services sector), which is summarized in the chart below:

•
The Company believes that the volatility in BHGE’s share price (and, in particular, the decrease observed through December 31, 2018) has been principally driven by: (i) industry-wide factors, including recent decreases in global oil prices and (ii) uncertainty related to the announced orderly separation of our ownership interest in BHGE over time, including the reduction of our ownership interest in BHGE from 62.5% to 50.4% in November 2018, which is commonly referenced by analysts that follow the BHGE stock. We have also observed that share price declines since July 1, 2018 have been partially offset by share price increases during the same period of time, rather than a sustained decline in share price only.

•
In assessing the factors above, the Company concluded that declines in the BHGE share price since July 1, 2018 have been temporary in nature and largely part of a broader industry dynamic and, therefore, are not indicative that the fair value of any BHGE reporting unit was less than its respective carrying value. In reaching this conclusion, the Company considered analyst reports and noted that the average 12-month target price for BHGE shares was approximately $32, which represents a ~15% premium over the BHGE share price as of March 31, 2019. The range of analyst estimates was $24 to $40 as of March 31, 2019.

When considering all the factors in ASC 350-20-35-3, the Company concluded that none of the factors identified and analyzed, individually and in aggregate, indicated that it was more likely than not that the fair value of the BHGE reporting units are less than their respective carrying values therefore, we concluded that we did not need to perform an interim goodwill impairment test.

With respect to the disclosure referenced in the Staff’s comment, the language in Footnote 8 that “there can be no assurances that goodwill will not be impaired in future periods as a result of sustained declines in BHGE share price” was intended to anticipate for the reader the potential implications if the Company were to conclude in a future period that BHGE’s share price had experienced a sustained decline that made it more likely than not that the fair value of one or more of the BHGE reporting units is less than its carrying amount. The Company will update the relevant disclosure in Footnote 8 in connection with its Form 10-Q for the second quarter of 2019 to further clarify that this language relates to possible future, not current, events or assessments. For the Staff’s information, the Company intends to again bypass the qualitative assessment and perform a Step 1 analysis for its 2019 annual impairment test of BHGE’s reporting units.

With respect to the Staff’s reference to Footnote 15, we would also like to highlight that in accordance with ASC 350-20-35-23, the Company performs its goodwill recoverability assessment based on an individual reporting unit being sold to a market participant on a controlling basis (i.e., inclusive of a control premium). This measurement differs from the loss of $7,300 million disclosed in Footnote 15. The loss disclosed in this footnote represents the loss the Company would have recognized upon deconsolidation of BHGE as of April 26, 2019 and is measured on a noncontrolling basis in accordance with ASC 810-10. The Company believes that this disclosure is useful to investors given its previously disclosed intent to orderly separate from BHGE over time.

We have reviewed this letter with our auditor, KPMG LLP, and our Audit Committee. Should you have any questions regarding this matter, please don’t hesitate to contact me at 617-378-5093.

GENERAL ELECTRIC COMPANY

/s/ Thomas S. Timko
Thomas S. Timko
Vice President, Chief Accounting Officer and Controller

cc:    J. S. Miller, Senior Vice President and Chief Financial Officer